UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

OR

( ) TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transaction period from: ______ to ______.

Commission File Number: 1-12431

A.	Full title plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS

AND PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITY BANCORP, INC.

64 OLD HIGHWAY 22, CLINTON, NJ 08809

UNITY BANK

Employees’ Savings and Profit Sharing Plan and Trust

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Plan Participants
Unity Bank Employees' Savings and Profit Sharing Plan and Trust
Clifton, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Unity Bank Employees' Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Unity Bank Employees' Savings and Profit Sharing Plan and Trust as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2021 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management.

A member of Nexia International

CLA is an independent member of Nexia International, a leading, global network of independent accounting and consulting firms. See nexia.com/member-firm-disclaimer for details.

UNITY BANK

Employees’ Saving and Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	2021	2020
Assets:
Investments, at fair value: (See note 7)
Unity Bancorp, Inc. stock fund	$1,089,618	$772,624
Mutual Funds	14,152,870	11,936,743
Investments, at contract value (See note 8)
Guaranteed interest contract	3,803,265	2,907,354
Total investments	19,045,753	15,616,721
Employee contributions receivable	-	1,022
Employer contributions receivable	25,775	58,923
Notes receivable from participants	240,862	140,639
Net assets available for benefits	$19,312,390	$15,817,305

See accompanying notes to financial statements.

UNITY BANK

Employees’ Saving and Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

December 31, 2021

2021
Additions:
Additions of net assets attributed to:
Contributions:
Employee contributions, including rollovers of $429,282	$1,689,482
Employer contributions	753,519
Other income	3,116
Total contributions	2,446,117
Investment income:
Net appreciation in fair value of investments	1,764,706
Interest and dividends	268,125
Net investment income	2,032,831
Interest income on notes receivable from participants	8,968
Total additions	4,487,916

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(976,737)
Administrative expenses	(16,094)
Total deductions	(992,831)
Net increase	3,495,085

Net assets available for benefits:
Balance, beginning of year	15,817,305
Balance, end of year	$19,312,390

See accompanying notes to financial statements.

UNITY BANK

Employees’ Saving and Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2021 and 2020

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the "Plan") for employees of Unity Bank (the "Bank", the "Company" or the "Employer") have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administrative Expenses

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan are paid directly by the Bank. The Plan received approximately $259 of ERISA spending account revenue during the year ended December 31, 2021. As of December 31, 2021, the ERISA spending account totaled approximately $16 thousand.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for fully benefit-responsive investment contacts, which are reported at contact value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Plan was restated effective January 1, 2022. There were no significant or material plan provision changes. Additionally, the restated Plan is placing reliance on an opinion letter dated December 4, 2020 received from the IRS on the prototype plan.

2.	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment Options

The participant contributions and employer safe harbor basic matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 18. Eligible participants can begin making contributions after three months of employment and eligible employees hired after January 1, 2015 are automatically enrolled in the Plan unless an opt out election is made. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s safe harbor basic matching contributions are equal to 100% of the participants' contributions, up to 4% of eligible compensation and 50% of the participant’s contributions for the next 2% of eligible compensation, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Forfeitures

Any forfeited amounts may reduce the employer's contributions to the Plan or be utilized to pay Plan expenses. At December 31, 2021, forfeited non-vested accounts amounted to approximately $31 thousand, compared to approximately $4 thousand at December 31, 2020. Forfeitures that were used to reduce Bank fees totaled $41 thousand for the year ended December 31, 2021.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006, Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period. At the end of each Plan year, a match true-up contribution will be made to each participant which represents the excess, if any of (1) 100% of the participants' contributions, up to 4% of eligible compensation and 50% of the participants' contributions for the next 2% of eligible compensation and (2) actual matching contributions made during the year.

Payment of Benefits

Upon normal retirement at age 62 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

3.	Notes Receivable from Participants

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

●	The minimum term of any loan shall be 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances, currently prime plus 1.0%, which was 4.25%, at December 31, 2021. The loans are secured by the balance in the participant’s account. Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

4.	Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

5.	Party in Interest Transactions

Included with the Plan's investment options are units of an employer stock fund which holds stock of Unity Bancorp, Inc. Transactions of these shares qualify as party-in-interest transactions. Certain Plan investments are shares of registered investment companies and an investment in a guaranteed investment insurance co. general account managed by Prudential Life Insurance Company and Prudential Bank & Trust, FSB, the Plan's record keepers. Therefore, these transactions qualify as party-in-interest transactions.

6.	Tax Status

The Plan is placing reliance on an opinion letter dated March 31, 2014 received from the IRS on the prototype plan indicating that the Plan is qualified under Section 401 of the Internal Revenue Code and is therefore not subject to tax under current income tax law. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Fair Value Measurement

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets that are measured at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan uses various methods including market, income and cost approaches. Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

Level 1 Inputs:

●	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs:

●	Quoted prices for similar assets or liabilities in active markets.
●	Quoted prices for identical or similar assets or liabilities in inactive markets.
●	Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

Level 3 Inputs:

●	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2021 and 2020.

Unity Bancorp, Inc. stock:

This is comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and valued at its quoted market price at the daily close. The market price is a readily determinable fair value.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following tables present, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021 and December 31, 2020:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Unity Bancorp, Inc. stock fund	$1,089,618	$-	$-	$1,089,618
Mutual funds	14,152,870	-	-	14,152,870
Total investments at fair value	$15,242,488	$-	$-	$15,242,488

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Unity Bancorp, Inc. stock fund	$772,624	$-	$-	$772,624
Mutual funds	11,936,743	-	-	11,936,743
Total investments at fair value	$12,709,367	$-	$-	$12,709,367

8.	Guaranteed Investment Contract with Prudential Financial Inc.

In 2018, the Plan entered into a fully benefit-responsive guaranteed investment contract with Prudential Financial, Inc (“Prudential”). Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the statement of net assets available for benefits at contract value. Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.0 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any require prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are probable of not occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

UNITY BANK

EIN: 22-3110915 Plan No. 001

Employees’ Saving and Profit Sharing Plan and Trust

Schedule H, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2021

(a)	Identity of Issuer, Borrower, Lessor, or Similar Party (b)	Description of Investment Including Collateral, Maturity Date, Rate of Interest, Par, or Maturity Value (c)	Cost (d)		Current Value (e)

*	Unity Bancorp, Inc.	Stock Fund	$	**	$1,089,618

	Mutual Funds:
	Prudential Mutual Funds	Mfs International Diversification Fund Class R4		**	3,205,881
	Prudential Mutual Funds	Pgim Total Return Bond Fund -class Z		**	2,952,451
	Prudential Mutual Funds	Pgim Jennison Growth Fund- Class A		**	2,286,257
	Prudential Mutual Funds	Mfs Value Fund Class R4		**	1,969,927
	Prudential Mutual Funds	Fidelity Advisor Small Cap Growth Fund Class I		**	1,393,088
	Prudential Mutual Funds	Mfs Mid Cap Value Fund Class R4		**	1,170,907
	Prudential Mutual Funds	Fidelity 500 Index Fund		**	364,814
	Prudential Mutual Funds	American Funds Fundamental Investors Class R-6		**	285,822
	Prudential Mutual Funds	Vanguard Small-cap Index Fund Admiral Shares		**	173,779
	Prudential Mutual Funds	Fidelity Mid Cap Index Fund		**	164,348
	Prudential Mutual Funds	Invesco Real Estate Fund R5 Class		**	65,469
	Prudential Mutual Funds	Goldman Sachs Small Cap Value Fund Investor Class		**	58,534
	Prudential Mutual Funds	Fidelity Advisor Strategic Income Fund Class I		**	27,434
	Prudential Mutual Funds	Pimco Commodityrealreturn Strategy Fund Class I-2		**	19,882
	Prudential Mutual Funds	American Funds Capital World Bond Fund Class R-6		**	14,041
	Prudential Mutual Funds	LN AP Fund		**	236

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund		**	3,803,265	***

*	Participant Loans	Various terms, 4.25% - 6.50%		-	240,862
					$19,286,615

*	A party-in-interest as defined by ERISA.
**	Not applicable for participant-directed investments.
***	Represents contract value.

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANK

Date: June 29, 2022

By:

/s/ Bridget Walsh

Bridget Walsh

Plan Administrator

First Vice President and Director of Human Resources

EXHIBIT INDEX

EXHIBIT #	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm